From: JACOB LOPATA jake@xocaworld.com
Subject: Xoca Fundraising Campaign
Date: September 17, 2021 at 10:23 AM
To: Wouter Dirks wouterdirks@hotmail.com, Martin Dirks mgn.dirks@hotmail.com, Alexei Mitine Dirks alex.mitine.dirks@gmx.net, Jaime Ordonez Andrade jaimeordonez4@hotmail.com, Jan van Burg JvanBurg@dehaanlaw.nl, Tim McQueen timmcqueen@shaw.ca, Steve Potter stevepotter16@gmail.com, teresa@rcd.com.tw, Adriana San Salvador ainterpretss@gmail.com, Lexy Taiwan alexialexlee@gmail.com, louisahlee@gmail.com, dkentlee@gmail.com
Cc: Gary Opp garyopp@yahoo.com, blocker343434@yahoo.com, r-r-juan@hotmail.com, lchidavid@aol.com, James Le Compte james@toakchocolate.com, Anny Lee anny@xocaworld.com, Carl Schweizer carl@xocaworld.com, Jerry Toth jerry@toakchocolate.com, Brad Schulman brad@brand729x.com

Hi everyone,

This is the official invite to participate in Xoca's fundraising campaign on Wefunder. This invite is going out first to existing investors and friends, who will receive a discounted share price. This discount will apply to the first $120K committed through the WeFunder platform. No funds will be transferred at this stage. If you want to participate just use the link below to go to our profile page and enter the amount to invest and click the invest button. When the time comes to transfer the actual funds I will let everyone know.

I am also required by WeFunder to include this legal language:

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Link to our profile:

https://wefunder.com/xoca

Thanks for your support!

Best,
Jake

Jacob Lopata
Co-Founder | Chief Executive Officer
Xoca World Ltd.
drinkxoca.com







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